EXHIBIT 99.2

MAGIC SOFTWARE ENTERPRISES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Guy Bernstein and Amit Birk, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Magic Software Enterprises Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Sunday, November 20, 2011 at 10:00 a.m. (Israel time) at the offices of the Company, 5 HaPlada Street, Or Yehuda 60218, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.  IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEMS 1 THROUGH 7 SET FORTH ON THE REVERSE, INCLUDING THE ELECTION OF THE NOMINEES FOR DIRECTOR NAMED IN ITEM 1 AND THE ELECTION OF THE OUTSIDE DIRECTOR IN ITEM 2.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.
VOTES CAST FOR ITEMS 2, 3, 4B, 5 AND 6 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MAGIC SOFTWARE ENTERPRISES LTD.

November 20, 2011

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND THE ELECTION OF THE OUTSIDE DIRECTOR IN ITEM 2 AND “FOR” PROPOSALS 3 TROUGH 7.  PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

(1)	To re-elect three directors for terms expiring at the Company’s 2012 Annual General Meeting of Shareholders.

	FOR	AGAINST	ABSTAIN

GUY BERNSTEIN	☐	☐	☐
NAAMIT SALOMON	☐	☐	☐
YEHEZKEL ZEIRA	☐	☐	☐

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest with respect to Items 2, 3, 4B, 5 and 6 (as described in each Item in the proxy statement).

(2)	To re-elect Mr. Elan Penn to serve as an external director for a third three-year term.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Are you (a) a controlling shareholder of the Company.; or (b) do you have a personal interest in the re-election of Mr. Elan Penn as a result of your relationship with the controlling shareholders?

☐ YES	☐ NO

(3)	To approve certain amendments to the Company’s Articles of Association.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Do you have a personal interest in the proposal to amend the Articles of Association as detailed in the proxy statement?

☐ YES	☐ NO

(4A)
Subject to the approval of Item 3, to approve a form of indemnification and exculpation letter for directors and officers who are not considered controlling shareholders of the Company or related to them.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(4B)	Subject to the approval of Item 3, to approve a form of indemnification and exculpation letter for directors and officers who are considered controlling shareholders of the Company or related to them.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Do you have a personal interest in the proposal to approve a form of indemnification and exculpation letter for directors and officers who are considered controlling shareholders of the Company or related to them?

☐ YES	☐ NO

(5)	To approve terms of procurement of directors’ and officers’ liability insurance policy as a framework agreement for a period of three years.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Do you have a personal interest in the proposal to approve the procurement of directors’ and officers’ liability insurance policy as a framework agreement as detailed in the proxy statement?

☐ YES	☐ NO

(6)
To approve a distribution agreement with Asseco Poland S.A., the Company’s controlling shareholder with terms consistent with the standard distribution agreements entered into with third party distributors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Do you have a personal interest in approving the distribution agreement between the Company and Asseco Poland S.A,?

☐ YES	☐ NO

(7)
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2011 and until the annual general meeting of shareholders to be held in 2012.

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.